Exhibit 5.1
[Letterhead of The Goodyear Tire & Rubber Company]
March 31, 2011
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001
Ladies and Gentlemen:
     I am the Senior Vice President, General Counsel and Secretary of The Goodyear Tire & Rubber Company, an Ohio corporation (the “Company”), and am rendering this opinion in connection with the underwritten public offering of 10,000,000 shares of the 5.875% Mandatory Convertible Preferred Stock of the Company, without par value and with an initial liquidation preference of $50.00 per share (the “Preferred Shares”), pursuant to the Company’s registration statement on Form S-3 (File No. 333-173118) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), on March 28, 2011. The Preferred Shares are to be sold by the Company pursuant to an Underwriting Agreement, dated as of March 28, 2011, among the underwriters named therein and the Company (the “Underwriting Agreement”). The Preferred Shares are being issued under the Amended Articles of Incorporation of the Company, as amended, including by the Certificate of Amendment filed with the Secretary of State of the State of Ohio on March 30, 2011 (the “Amended Articles of Incorporation”). Pursuant to the Amended Articles of Incorporation, the Preferred Shares will be convertible into shares of the Common Stock of the Company, without par value (the “Conversion Shares”).
     I, or members of my staff, have reviewed such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals. I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible.
     Based upon the foregoing, I am of the opinion that:
(1) When the Preferred Shares have been issued and sold by the Company against payment therefor in accordance with the terms and conditions of the Underwriting Agreement, and assuming compliance with all applicable federal and state securities laws, the Preferred Shares will be legally issued, fully paid and non-assessable.

(2) The Conversion Shares issuable upon the conversion of the Preferred Shares, when issued and delivered in accordance with the Amended Articles of Incorporation, will be legally issued, fully paid and non-assessable.
     I am a member of the bar of the State of Ohio. I do not express any opinion herein on any laws other than the law of the State of Ohio.
     I hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K to be filed on the date hereof. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Very truly yours,
/s/ David L. Bialosky
David L. Bialosky
Senior Vice President, General Counsel and Secretary

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